SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

02041033

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 21 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

By : ALAN McCULLOCH
Assistant Secretary

Date of signing : 21 May 2002

15:44 16 May REG-Scottish Power PLC <SPW.L> Holding(s) in Company<PRU.L>

RNS Number:0427W
Scottish Power PLC
16 May 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Prudential plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Prudential plc

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

M&G (LOMBARD ST) NOMS FPE		89,00(
MAGIM HSBC GIS NOM (UK) SALI		219,93(
PRUCLT HSBC GIS NOM (UK) PAC AC		52,752,81:
PRUCLT HSBC GIS NOM (UK) PHL AC		525,00(
PRUCLT HSBC GIS NOM (UK) PPL AC		2,850,85:
PRUCLT HSBC GIS NOM (UK) SAL AC		21,51!
PRUDENTIAL EUROPEAN INDX TRACK		6,29:
PRUDENTIAL UK INDEX TRACKER TS		8,70:
ROY NOMINEES 578079		252,00(
ROY NOMS LTD 578052		136,00(
ROY NOMS LTD 578060		340,00(
ROY NOMS LTD 578141		290,00(
ROY NOMS LTD 578192		650,00(
	TOTAL	58,142,11:

5) Number of shares/amount of stock acquired

not stated

6) Percentage of issued class

not stated

7) Number of shares/amount of stock disposed

not stated

8) Percentage of issued class

not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

14 May 2002

11) Date company informed

16 May 2002

12) Total holding following this notification

58,142,111

13) Total percentage holding of issued class following this notification

3.13%

14) Any additional information

15) Name of contact and telephone number for queries

Alan McCulloch, Assistant Secretary, 0141 566 4683

16) Name and signature of authorised company official responsible for making this notification

Alan McCulloch, Assistant Secretary

Date of notification 16 May 2002

END
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Thursday, 16 May 2002 15:44:22
ENDS [nRNSP0427W]